STATE AUTO FINANCIAL CORPORATION

518 East Broad Street

Columbus, Ohio 43215-3976

June 20, 2006

ELECTRONIC SUBMISSION

United States

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	State Auto Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

Filed on March 13, 2006

File No. 000-19289

Ladies and Gentlemen:

The purpose of this communication is to confirm receipt by State Auto Financial Corporation (the “Company”) of the comment letter dated June 14, 2006, from the staff of the Securities and Exchange Commission and to document my conversation with Ms. Ibolya Ignat with the staff regarding the Company’s request for additional time to respond to the June 14 letter. Based on my conversation with Ms. Ignat, the Company will respond to the June 14 letter by July 17, 2006.

We appreciate the staff’s consideration.

Cordially,

/s/ John R. Lowther
John R. Lowther
Senior Vice President, Secretary and General Counsel